EXHIBIT 12.1

                          SAN DIEGO GAS & ELECTRIC COMPANY

            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS

                              1989          1990          1991          1992           1993
                           ----------    ----------    ----------     ----------    ----------
                                                                                    (Unaudited)
Fixed Charges:
Interest:
  Long-Term Debt            $ 87,962      $ 97,894      $ 98,802       $100,776      $ 93,402
  Short-Term Debt             13,984        12,301         8,234          6,242         7,980
Amortization of Debt
 Discount and Expense,
 Less Premium                  2,420         2,465         2,471          2,881         4,162
Interest Portion of
 Annual Rentals               23,664        20,898        18,067         14,677        19,206
                           ----------    ----------    ----------    -----------    ----------
   Total Fixed
    Charges                  128,030       133,558       127,574        124,576       124,750
                           ----------    ----------    ----------    -----------    ----------
Preferred Dividends
 Requirements                 11,202        10,863        10,535          9,600         8,565
Ratio of Income Before
 Tax to Net Income           1.79480       1.75499       1.63017        1.72369       1.67794
                           ----------    ----------    ----------    -----------    ----------
Preferred Dividends
 for Purpose of Ratio         20,105        19,064        17,174         16,547        14,372
                           ----------    ----------    ----------     ----------    ----------
   Total Fixed Charges
   and Preferred
   Dividends for
   Purpose of Ratio         $148,135      $152,622      $144,748       $141,123      $139,122
                           ==========    ==========    ==========     ==========    ==========
Earnings:
Net Income (before
 preferred dividend
 requirements)              $179,434      $207,841      $208,060       $210,657      $218,715
Add:
 Fixed Charges
  (from above)               128,030       133,558       127,574        124,576       124,750
 Less: Fixed Charges
  Capitalized                  3,481         3,306         2,907          2,242         5,789
Taxes on Income              142,614       156,917       131,114        152,451       148,275
                           ----------    ----------    ----------     ----------    ----------
 Total Earnings for
  Purpose of Ratio          $446,597      $495,010      $463,841       $485,442      $485,951
                           ==========    ==========    ==========     ==========    ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends                      3.01          3.24          3.20           3.44          3.49
                           ==========    ==========    ==========     ==========    ==========